Filed pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-173924

Pricing Term Sheet

Bank of Montreal

US$1,500,000,000 2.50% Senior Notes due 2017 (the “Notes”)

Issuer:	Bank of Montreal (the “Bank”).

Aggregate Principal Amount Offered:	US$1,500,000,000

Maturity Date:	January 11, 2017

Price to Public:	99.795%, plus accrued interest, if any, from January 11, 2012.

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$1,491,675,000

Underwriting Commission:	0.35% per Note.

Coupon:	2.50%

Interest Payment Dates:	January 11 and July 11 of each year, beginning on July 11, 2012.

Regular Record Dates:	December 27 and June 26

Re-offer Yield:	2.544%

Spread to Benchmark Treasury:	T + 170 basis points

Benchmark Treasury:	0.875% due December 31, 2016

Benchmark Treasury Yield:	0.844%

Trade Date:	January 6, 2012

Settlement Date:	January 11, 2012; T+3

Redemption Provisions:

The Bank may redeem the Notes, at its option, at a price equal to the greater of:

(i)   100% of the principal amount of the Notes to be redeemed; and

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the pricing supplement) plus 25 basis points;

plus, in either case, accrued and unpaid interest on the principal amount of Notes being redeemed to but excluding the date of redemption.

CUSIP No.:	06366QW86

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Bookrunners:	J.P. Morgan Securities LLC BMO Capital Markets Corp. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Co-managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. HSBC Securities (USA) Inc. UBS Securities LLC

The Bank has filed a registration statement (File No. 333-173924) (including a pricing supplement, a prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BMO Capital Markets Corp. toll-free at 1-312-461-3496, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

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